UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Confidential communication

16 November 2005

David McGarvey

Chief Financial Officer & Company Secretary

Pharmaxis Ltd

Unit 2, 10 Rodborough Rd

Frenchs Forest NSW 2086

Fax: (02) 9451 3622

Dear Mr McGarvey

Orbis Global Equity Fund Limited

We enclose a notice under Part 6C.1 of the Corporations Act 2001 (Cth).

Yours faithfully

Damien Scholefield Senior Associate Direct line +61 2 9296 2463 Email damien.scholefield@mallesons.com

Level 60 Governor Phillip Tower 1 Farrer Place Sydney NSW 2000 Australia	T +61 2 9296 2000

DX 113 Sydney ABN 22 041 424 954 syd@mallesons.com www.mallesons.com	F +61 2 9296 3999

Form 603

Corporations Act 2001

Section 671B

Notice of initial substantial holder

To Company Name/Scheme Pharmaxis Limited

ACN/ARSN/ABN 75 082 811 630

1. Details of substantial holder (1)

Name Orbis Global Equity Fund Limited and the entities listed in table 1 of annexure A

ACN/ARSN (if applicable) n/a

The holder became a substantial holder on 11/11/05

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person’s votes (5)	Voting power (6)
1. Ordinary	1. 3,265,000 ordinary	19,765,000	11.33%
2. American Depository Shares	2. 4,100,000 American Depository Shares

3. Details of relevant Interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Orbis Global Equity Fund Limited	Acquisition of shares-Share Placement Agreement Acquisition of American Depository Shares	1. Ordinary 720,000 2. American Depository Shares 1,038,666
See Annexure A (table 1 and 2)	See Annexure B

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Orbis Global Equity Fund Limited	No	HSBC Custody Nominees (Australia) Ltd as nominee of Orbis Global Equity Fund Limited (no current registered holder)	1.Ordinary 720,000 2. American Depository Shares 1,038,666
See Annexure A (table 1 and 2)

5. Consideration

The consideration for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration(9)		Class and number of securities
		Cash	Non-Cash
Orbis Global Equity Fund Limited	11/11/05	1.A$1,684,000 2.US$25,094,170,56	—	1.Ordinary 720,000 2. American Depository Shares 1,038,666
See Annexure A (table 1 and 2)

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure A (table 1 and 2)

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Orbis Global Equity Fund Limited	LPG Building, 34 Bermudiena Road, Hamilton, HM11, Bermuda
See Annexure A (table 1 and 2)

Signature

print name	James Dorr	Capacity
Director/Officer/Authorised Signatory

sign here		date 16/11/2005

DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant Interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7)	Include details of:

(a)	any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of “relevant agreement” in section B of the Corporations Act 2001.

(8)	If the substantial holder is unable to determine the identity of the person (eg. If the relevant interest arises because of an option) write “unknown”.

(9)	Details of the consideration must include any and all benefits, money and other that any person from whom a relevant interest was acquired has, or may become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

PHARMAXIS LIMITED ACN 75 082 811 630

THIS IS ANNEXURE A OF 3 PAGES REFERRED TO IN FORM 603

Sign	date	15/11/2005

Table 1

Name and address of substantial holder / associate	Nature of relevant interest	Class and number of securities	Consideration	Person entitled to be registered holder of securities (no current registered holder)	Nature of association

Orbis Capital Limited of LPG Building, 34 Bermudiana Road, Hamilton, HM11, Bermuda	Acquisition of shares - Share placement agreement	865,000 Ordinary shares	A$1,904,500	HSBC Custody Nominees (Australia) Ltd as nominee of Orbis Capital Limited	Controlled by Orbis Holdings Limited

Orbis Optimal SA Fund Limited of LPG Building, 34 Bermudiana Road, Hamilton, HM11, Bermuda	Acquisition of shares - Share placement agreement	44,667 American Depository Shares	US$1,079,154,72	Westpac Custodian Nominees Ltd as nominee of Orbis Optimal SA Fund Limited	Controlled by Orbis Holdings Limited

Orbis SICAV Global Equity Fund of LPG Building, 34 Bermudiana Road, Hamilton, HM11, Bermuda	Acquisition of shares - Share placement agreement	1,290,000 Ordinary shares	A$2,838,000	Westpac Custodian Nominees Ltd as nominee of Orbis SICAV Global Equity Fund	Controlled by Orbis Holdings Limited

Orbis Optimal Global Fund LP of LPG Building, 34 Bermudiana Road, Hamilton, HM11, Bermuda	Acquisition of shares - Share placement agreement	16,667 American Depository Shares	US$402,674,72	Westpac Custodian Nominees Ltd as nominee of Orbis Optimal Global Fund	Controlled by Orbis Holdings Limited

Orbis MIS Orbis Global Equity Fund of Level 2, 575 Bourke Street Melbourne VIC 3000	Acquisition of shares - Share placement agreement	390,000 Ordinary shares	A$858,000	Westpac Custodian Nominees Ltd as nominee of Orbis MIS Orbis Global Equity Fund	Controlled by Orbis Holdings Limited

Table 2

The following entities, by reason of their relationship as associates, have a relevant interest in 19,765,000 ordinary securities of Pharmaxis Limited (comprised of an interest in 3,265,000 ordinary shares and 1,100,000 American Depository Shares).

Name	Address	ACN	Nature of association
Orbis Holdings Limited	LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	n/a	Controlling shareholder of substantial holders

Name	Address	ACN	Nature of association

Pictet Overseas Trust Corporation and Pictet Trustee Company SA	Bayside Executive Park West Bay Street Nassau, Bahamas	n/a	Controlling entity of Orbis Holdings Limited

Orbis World Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlling entity of Orbis Holdings Limited

Orbis Investment Management Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Orbis Asset Management Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Orbis Leveraged Global Fund L.P.	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Orbis Administration Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Orbis Investment Research Limited	1017,3 Danji Kings Garden Office 72, Naesu- Dong Jongro-Gu Seoul 1110-070 Korea	n/a	Controlled by Orbis Holdings Limited

Orbis Investment Management (MIS) Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Triple Blue Holdings Limited	Romasco Place Wickhams Cay 1 PO Box 3140 Road Town, Tortola British Virgin Islands	n/a	Controlled by Orbis Holdings Limited

Orbis Mansfield Street Properties Ltd.	Romasco Place Wickhams Cay 1 PO Box 3140 Road Town, Tortola British Virgin Islands	n/a	Controlled by Orbis Holdings Limited

Orbis Investment Management (BVI) Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Orbis Investment Advisory Pty Limited	Level 2 Challis House 4 Martin Place Sydney NSW 2000	101 387 964	Controlled by Orbis Holdings Limited

Orbis Holdings (Australia) Pty Limited	Level 2 Challis House 4 Martin Place Sydney NSW 200	112 315 625	Controlled by Orbis Holdings Limited

Orbis Investment Management (Australia) Pty Limited	Level 2 Challis House 4 Martin Place Sydney NSW 200	112 316 168	Controlled by Orbis Holdings Limited

Name	Address	ACN	Nature of association

Orbis Optimal (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Orbis Leveraged (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Orbis Africa Equity (Rand) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Orbis Optimal (Euro) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Orbis Leveraged (Euro) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Orbis Japan Opportunity Master Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Orbis Japan Equity (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

Orbis Access Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

PHARMAXIS LIMITED ACN 75 082 811 630

THIS IS ANNEXURE B OF 10 PAGES REFERRED TO IN FORM 603

sign	date	15/11/2005

Wilson HTM Limited
ABN 68 010 529 665
Level 9
Royal Exchange Building
56 Pitt Street
Sydney NSW 2000
Tel. 61-2-8247 8800
Fax 61-2-8247 6621
www.wilsonhtm.com.au

Private and Confidential

Monday 7th November 2005	PXS23

URGENT
FAX ACCEPTANCE REQUIRED BY
Email: s.timbrell@orbisfunds.com, 8 pages	5PM Monday 7th November 2005

Dear Steve

Pharmaxis Ltd (the “Company”)

PLACEMENT OF NEW FULLY PAID ORDINARY SHARES AT $2.20 PER SHARE

1.	Introduction

On behalf of the Company, Wilson HTM Limited (the “Placement Agent”), is pleased to confirm your invitation to acquire new fully paid ordinary shares in the Company through the placement of new fully paid ordinary shares in the Company (“Placement Shares”), at an issue price of $2.20 per Placement Share.

The Company has engaged the Placement Agent to arrange the placement of up to 19.9 million Placement Shares with investors in Australia and other jurisdictions outside the United States (the “Placement”). The Company is also proposing to offer in the United States (the “US Offer”) 18.6 million new fully paid ordinary shares with the ability to accept over subscriptions of an additional 4.2 million ordinary shares (the “Overallotment Option”). The Placement, the US Offer and the Overallotment Option are referred to in this letter as the “Global Offers”.

You are being offered Placement Shares under this letter of offer (the “Placement Offer Letter”) which have already received shareholder approval on 28 October 2005.

2.	Use of Proceeds

The Company has informed us that the funds raised in the Global Offers will be used for the following purposes:

•	to fund clinical development of Bronchitol in patients with cystic fibrosis;

•	to fund clinical development of Aridol for management of asthma and chronic obstructive pulmonary disease;

•	to prepare for the commercial launch of Aridol for the management of asthma;

•	to fund the clinical development of Bronchitol in patients with bronchiectasis and chronic bronchitis;

•	to fund pre-clinical development of the Company’s product pipeline;

•	to fund further expansion of the Company’s manufacturing facilities;

•	to accelerate the commercialization and investigate additional indications for Bronchitol;

•	to fund working capital; and

•	for general corporate purposes, including capital expenditures.

The Company has also informed us that a portion of the net proceeds may also be used to in-license product candidates, enter into future collaborations or invest in businesses or technologies that it believes are complementary to its own; and the Company has no present understandings, commitments or agreements to enter into any potential acquisitions, collaborations or investments at this time.

3.	Placement Offer

The Placement Agent is pleased to confirm that you have been allocated up to the following Placement Shares in the Placement (“Offer”), subject to the terms set out below in this Placement Offer Letter.

	Number of Shares	Issue Price A$	Total Amount A$
Allocation	3,500,000	$2.20	A$	7,700,000

Details of the transaction are proposed to be approved by the Pharmaxis Board on the morning of Tuesday 8th November 2005.

In making an investment decision to participate in the Placement in accordance with the provisions of this Placement Offer Letter, you must rely on your own examination of the Company and the terms and conditions of the offer to participate in the Placement, including the merits and risks involved. Your allocation may be scaled back at the discretion of the Placement Agent depending on the level of demand for the Placement Shares.

Australia

The Offer is being made to Australian residents on the basis that you are a Sophisticated Investor or Professional Investor (pursuant to sections 708(8) and 708(11) of the Corporations Act 2001 (Commonwealth), (the “Act”) so that the Offer can be made without the need for disclosure under Part 6D.2 of the Act.

Other Jurisdictions

The Placement Shares are not offered or sold in any other jurisdiction by means of this Placement Offer Letter or otherwise, unless the Offer is in accordance with the laws of that jurisdiction as may apply to the Offer and sale of the Placement Shares.

4.	Timetable

The indicative Placement timetable is as follows:

Return of Placement Acceptance Advice	5PM, 7th November 2005
CARD Form (settlement details) due to Wilson HTM	5PM, 7th November 2005
DvP Settlement in CHESS	11th November 2005
Application and Expected date of ASX quotation of Placement Shares	14th November 2005

Please note that the above timetable is indicative only and may change without consultation with you and, subject to the terms of this Placement Offer Letter, you are bound by the agreement arising from your irrevocable acceptance of this Offer notwithstanding any such changes to the timetable. All times above are references to Sydney, Australia time.

5.	Rights Attaching to the Placement Shares

When issued, the Placement Shares will rank pari passu with the Company’s existing ordinary shares including in respect of distributions. The Company has agreed to apply to Australian Stock Exchange

Limited (“ASX”) for official quotation of the Placement Shares on ASX. Please note that a Participant (as defined in the ASTC Settlement Rules) cannot deal in the Placement Shares either as principal or agent until official quotation is granted in respect of the Placement Shares.

6.	Offer Personal

The Offer of Placement Shares and the agreement arising from the acceptance of the Offer is personal to you and you may not:

(a)	assign;

(b)	transfer; or

(c)	in any other manner deal with,

your entitlement to the Placement Shares or the Placement Shares or your rights or obligations under the agreement arising from your irrevocable acceptance of the Offer.

7.	Placement Agreement

The Placement Agent and the Company have entered into a placement agreement (the “Placement Agreement”).

The Placement Agreement contains customary termination provisions which entitles either the Placement Agent or the Company to terminate the Placement Agreement.

If either the Company or the Placement Agent chooses to terminate the Placement Agreement, your rights under this Placement Offer Letter will end including your right to receive the Placement Shares. In this case, your application monies will be refunded to you and you are not entitled to claim any interest on the application monies or any loss, damage or liability suffered or incurred as a result of or in connection with the termination of the Placement Agreement or otherwise.

If the Placement Agent chooses not to terminate its involvement in the Placement Agreement in circumstances where the Placement Agent is entitled to do so (or the Placement Agent chooses not to exercise any other right it may have under the Placement Agreement), you will be and remain bound by such election and will be and remain bound to fulfill all your obligations pursuant to this Placement Offer Letter.

The Placement Agent will be paid customary fees for their services in the Placement.

8.	Corporations Act relief for the Placement

No disclosure document has been prepared or will be issued by the Company in connection with the Placement. Accordingly, the Placement Shares will only be issued to one of the categories of investors to whom such an issue can be made without a disclosure document under the Act.

If you on-sell the Placement Shares within twelve months from their issue to you pursuant to this agreement, you may be required to create and lodge a prospectus with ASIC unless:

(a)	that sale is to another Sophisticated Investor, Professional Investor, or other class of person to whom offers for sale of the Placement Shares can be made without disclosure under the Act; or

(b)	it can be established that the Company has complied with the requirements of section 708A of the Act.

Under the Placement Agreement, the Company has agreed to, within 5 Business Days from the issue of the Placement Shares, give ASX a notice under section 708A of the Act that:

(a)	the Company issued the Placement Shares without disclosure to investors under Part 60.2 of the Act; and

(b)	stating that the notice is being given under section 708a(5)(e) of the Act; and

(c)	stating that as at the date of the notice, the Company has complied with:

(i)	the provisions of Chapter 2M of the Act as they apply to the Company; and

(ii)	section 674 of the Act; and

sets out any information that is excluded information (as specified in sections 708A(6), 708A(7) and 708A(8) of the Act) as at the date of the notice.

However, your ability to on-sell the Placement Shares within twelve months from their issue may be affected if certain conditions under section 708A of the Act no longer apply.

9.	Representations, warranties and Agreements

By accepting the Offer of Placement Shares, you represent, warrant and agree for the benefit of the Company, the Placement Agent and their respective related bodies corporate and their respective directors, officers, employees and advisers that:

(a)	If you are resident in Australia, you fall within one of the following categories:

(i)	a “Sophisticated investor” pursuant to section 708(8) of the Act; or

(ii)	a “Professional investor” within the meaning of section 9 and pursuant to section 708(11) of the Act.

(b)	You are not now, and you will not be at the time of subscribing for the Placement Shares, in the United States, nor are you a U.S. person for the purposes of the Regulations S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and you are subscribing for the Placement Shares outside the United States in an “offshore transaction” (as such term is defined in Rule 902(h) under the Securities Act).

(c)	If you are resident outside Australia, you are entitled to accept the Offer, in accordance with its terms and conditions herein stated under the law of the jurisdiction in which you accept the Offer.

(d)	Your purchase of the Placement Shares is in compliance with all relevant laws and regulations (including, without limitation, the requirements of the Australian Foreign Acquisitions and Takeovers Act 1973).

(e)	You are aware that publicly available information about the Company can be obtained from the Australian Securities and Investments Commission and ASX (including its web site http://www.asx.com.au).

(f)	You have had access to all information that you believe is necessary or appropriate in connection with your acceptance of the Offer to purchase the Placement Shares. You acknowledge and agree that you will not hold the Placement Agent or any of its related bodies corporate, their respective directors, officers, employees and advisors responsible for any misstatements in, or omissions from, any publicly available information concerning the Company.

(g)	You have made and relied upon your own assessment of the Company and have conducted your own investigation with respect to the Placement Shares and the Company including, without limitation, the particular tax consequences of purchasing, owning or disposing of the Placement Shares in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

(h)	You have not relied on any investigation that the Placement Agents or any of its related bodies corporate or any persons acting on their behalf may have conducted with respect to the Placement Shares or the Company, None of such persons has made any representation to you, express or implied, with respect to the Placement Shares of the Company.

(i)	If you are acquiring any Placement Shares on account of one or more persons, you have full power to make the foregoing acknowledgements, representations, warranties and agreements on behalf of each such person and you will take reasonable steps to ensure that each such person will comply with its obligations herein.

(j)	You are not a Related Party (as defined in the ASX Listing Rules) or associate of the Company.

(k)	You acknowledge that no disclosure document has been prepared in connection with the Placement.

(l)	You acknowledge that the Offer does not constitute a securities recommendation.

(m)	You acknowledge that the acquisition of the Placement Shares involves a high degree of risk.

(n)	Except to the extent that liability cannot by law be excluded, none of the Company and the Placement Agent or their respective related bodies corporate, or any of their respective directors, officers, employees or advisers accept any responsibility in relation to the Placement of your acquisition of any Placement Shares.

(o)	You acknowledge that you will accept the decisions and actions of the Placement Agent in respect of the Placement Agreement (as defined in paragraph 7 above) relating to the Placement and your acceptance of the Offer does not oblige the Placement Agent to consult with you as to any matter or qualify the exercise or non-exercise of the rights of the Placement Agent under the Placement Agreement in any way, including in particular, the exercise of the right of termination.

(p)	You acknowledge that any issue of Placement Shares to you pursuant to your acceptance of the Offer is subject to the completion of the Placement Agreement relating to the Placement in accordance with its provisions.

(q)	You acknowledge that the share price of the Company may rise and fall prior to you being issued shares in the Company but that this agreement remains binding on you.

(r)	You acknowledge that the Placement Agent may scale back your allocation in the event that the Placement is oversubscribed.

(s)	The representations and warranties made by you are true and correct as at the date of the Placement Acceptance Advice and will be true and correct as at the date of allotment of the Placement Shares.

Once you have completed the Placement Acceptance Advice, if you fail to meet any obligation to procure Placement Shares in the Global Offers by the time required by this agreement, the Placement Agent may require that you do so or may without notice to you itself (or procure for a third party to) procure those Placement Shares. In addition to any other obligations under this agreement you indemnify the Placement Agent for any cost or loss associated with so doing (including loss incurred on the sale of the Placement Shares within 6 months of the procurement).

The Company and the Placement Agent and their respective directors, officers, employees and advisers will rely upon the truth and accuracy of your acknowledgements, representations, warranties and agreements.

10.	Governing Law and Jurisdiction

The agreement between us arising out of your irrevocable acceptance of the terms of the Offer shall be governed by the laws of New South Wales, Australia and if you accept the Offer you will be and remain obliged to submit to the non-exclusive jurisdiction and determination of the courts of that State.

11.	Confidential Information

You agree to treat any information provided to you in relation to the Company, the Placement Agent and the Placement as strictly confidential and not to disclose it to any other person. Such information is being made available to you solely in connection with your consideration of the Offer of Placement Shares. You further agree that you will not purchase or sell any shares of any type in the Company or procure another person to do so, in breach of Part 7.10 of the Act.

12.	Entire Agreement

The terms contained in this Placement Offer Letter including, without limitation, your duly executed and delivered Placement Acceptance Advice, constitute the entire terms of the agreement between the Company, the Placement Agent and you as to the Placement of the Placement Shares offered to you and your participation in the Placement to the exclusion of all prior representations, understandings and agreements between the Company or the Placement Agent and you. Any variation of the terms of the agreement must be in writing signed by each of the Company, the Placement Agent and you.

13.	Notices

Any notice to be given relating to the Offer of Placement Shares or your acceptance of the Offer may be sent by facsimile to the facsimile number of the party to whom the notice is sent and will be deemed to have been given upon the successful transmission to that facsimile number.

14.	Placement Acceptance Advice

Each applicant for Placement Shares will be required to execute and deliver a Placement Acceptance Advice (attached) which incorporates by reference the representations, warranties and agreements set out in this Placement Offer Letter.

Our receipt of your Placement Acceptance Advice signed by you will constitute your unconditional and irrevocable acceptance of the Offer set out in this Placement Offer Letter. Placement Shares will not be allocated or issued to you if you fail to execute and deliver to the Placement Agent the Placement Acceptance Advice in the form attached.

To confirm your irrevocable acceptance of the terms of the Placement and entry into an agreement with the Placement Agent for the acquisition of the Placement Shares indicated in this Placement Offer Letter, please sign and return a fully completed, executed and dated copy of the Placement Acceptance Advice to the Placement Agent by fax on or before 5PM Sydney time, Monday 7th November 2005 to:

Attention: Lisa Springer, Wilson HTM Limited; Facsimile: (61-2) 8247 6621;

15.	Settlement

Settlement of the institutional portion of the Offer is to be conducted by the Placement Agent via the CHESS Delivery versus Payment (DvP) settlement service, and is scheduled to occur on 11th November 2005 (the “Settlement Date”). The Placement Agent has provided all successful institutional allottees with a CARD Form (if applicable), attached to this letter, which requires you to specify the allotment of your holding prior to the Settlement Date.

You are required to advise the Placement Agent of your booking details in the usual manner by no later than 5PM (Sydney time) Monday 7th November 2005.

Prior to the Settlement Date (preferably immediately), we require your appointed settlement agent to transmit a Dual Entry Batch Message (as defined in the SCH Business Rules) with the Placement Agent to facilitate settlement of the transaction by DvP Settlement in accordance with the SCH Business Rules. You should instruct your settling Custodian to settle with Wilson HTM (PID 04124) on Friday 11th November 2005 via CHESS message type “101” DvP with a Transaction basis of “1” (IPO) and a stock code of “PX5” quoting Bid Reference Number “PXS23”

Yours sincerely

Lisa Springer

Business Director

Wilson HTM Limited

PHARMAXIS LIMITED (“PXS”)

PLACEMENT ACCEPTANCE ADVICE

Private & Confidential

To:	Wilson HTM Corporate Finance Limited	Code: PXS23
Attention: Ms Lisa Springer
Facsimile No: (02) 8247 6621

We refer to the Placement Offer Letter from the Placement Agent dated 7th November 2005 (the “Offer Letter”) regarding the placement by the Company of 19,900,000 Placement Shares.

We confirm our unconditional and irrevocable agreement to subscribe for the following allocation on the terms and conditions set out in the Offer Letter:

Placement Shares at $2.20 per share:	3,500,000 Shares
Application Monies:	A$7,700,000

In connection with our agreement to purchase such Placement Shares, the undersigned hereby confirms (for the benefit of the Company, the Placement Agent and their respective bodies corporate, directors, officers, employees and advisers), the various representations, warranties and agreements contained in the Offer Letter, including, without limitation, those set out in Section 9 of the Offer Letter.

Full Name of Applicant:	ORBIS INVESTMENT MANAGEMENT LIMITED
Address of Applicant:	34 BERMUDIAND RD.
HAMILTON HM 11
BERMUDA

Name of Contact:	Steven Timbrell

Telephone: +1-441 296 5080 (EXT 225)	Fax Number: 71-441 296 3001

Signature:	Date: 7 November 2005

Details of authorised signatory:

Steven Timbrell	Asian Trader	Orbis Investment Management Limited
Name	Title	Organisation

THIS FORM MUST BE FAXED TO (02) 8247 6621

BY NO LATER THAN 5PM ON 7th November 2005

Pharmaxis Limited

Placement of New Shares

Confirmation of Allocation and Registration Form (“CARD FORM”)

THIS “CARD FORM” MUST BE COMPLETED BY ALL SUCCESSFUL BIDDERS AND FAXED BY NO LATER THAN 5PM, Monday 7th November 2005 TO WILSON HTM ON FAX (02) 8247 6621.

Part 1 - Confirmation of Allocation:

Bidder Name	Orbis Capital
Bid Ref Number	PXS23
Contact Name	Mr Steve Timbrell
Fax

We confirm that you have been allocated the following new ordinary shares in Pharmaxis Limited as part of the Global Offers at A$2.20 per share:

Total Shares Allocated	3,500,000 Shares
Total Amount	A$7,700,000

Part 2 - Settlement Details

NOTE: SETTLEMENT IS DELIVERY VERSUS PAYMENT VIA CHESS ON FRIDAY 11th NOVEMBER 2005.

In order for Wilson HTM to allocate your shares via CHESS on a delivery versus payment basis (DvP), please complete the table below, detailing your Custodian(s) and your various allocation quantities (if applicable), and return to Wilson HTM on fax (02) 8247-6621 by no later than 5PM Monday 7th November 2005.

You must also immediately instruct your setting Custodian to settle with Wilson HTM (PID 04124) by 5PM Monday 7th November 2005 via CHESS message type “101” DvP with a Transaction basis of “I” (IPO) and a stock code of “PXS” quoting Bid Reference Number “PXS23”.

Note: No application form is required to be completed by your Custodian. If more than one CARD Form is required this must be noted below and all forms must be faxed together and at the same time. Please note that while this settlement is being undertaken via CHESS it is not covered by the National Guarantee Fund.

Allocation (shares)	A/C Name	A/C Number with Wilson HTM	Custodian Name	PID#
See Exhibit A Attached

Settlement Contact Details See Exhibit A

Please provide details of your settlement person’s name and contact numbers:

Settlement	Fax No.	( )
Contact Name	Phone No.	( )

Settlement enquiries are to be directed to Sue Harrison of Wilson HTM: Ph (07) 3212 1033.

Part 3 - Declaration

We confirm our agreement to accept the allocation of shares set out above and understand our settlement obligations.

Signature	/s/ Steven Timbrell	Name	Steven Timbrell
Title	Asian Trader	Date	7 Nov. 05
		Form		Of
PXS23

Exhibit A to Pharmaxis Limited CARD Form for Orbis

Allocation Amount	CHESS Registration Details:	Registration Address	Post Code
720,000	HSBC Custody Nominees (Australia) Ltd.	GPO Box 5302 Sydney NSW	2001
750,000	HSBC Custody Nominees (Australia) Ltd.	GPO Box 5302 Sydney NSW	2001
390,000	Westpac Custodian Nominees Ltd.	50 Pitt Street Sydney NSW	2000
1,290,000	Westpac Custodian Nominees Ltd.	50 Pitt Street Sydney NSW	2000
350,000	ANZ Nominees Ltd.	(Cash income a/c) GPO Box 2842AA Melbourne VIC	3001

Contact Phone No.	Fax No.	HIN # & PID #
HSBC Custody Nominees (Australia) Ltd (Daniel Belzer) (02) 9006 5276	(02) 9006 5067	HIN 651362 & PID 20057

Westpac Custodian Nominees Ltd. (Colin Cope) (02) 9260 7366	(02) 9251 4234	HIN 103535 & PID 20041

ANZ Nominees Ltd (Geoff Scott) (03) 9273 2538	(03) 9273 2650	HIN 37644358 & PID 20005

Form 605

Corporations Act 2001

Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	PHARMAXIS LIMITED

ACN/ARSN	082 811 630

1.	Details of substantial holder(1)

Name	EQUITY TRUSTEES LIMITED as RE for SGH PI Smaller Company’s Trust

ACN/ARSN (if applicable)	004 031 298

The holder ceased to be a substantial holder on	14/11/2005

The previous notice was given to the company on	17/03/2005

The previous notice was dated	17/03/2005

2.	Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person’s votes affected
14/11/05	EQT RE for SGH	Increase in	N/A	7,277,194	7,277,194
	PI SML Co Trust	Issued Shares		FPO

3.	Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

4.	Addresses

The addresses of persons named in this form are as follows:

Name	Address
Equity Trustees Limited	LEVEL 2 575 BOURKE STREET
MELBOURNE VICTORIA 3000

Signature

print name	TERRY RYAN	capacity	COMPANY SECRETARY
sign here		date	17/11/05

DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2)	See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001.

(3)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(4)	Include details of

a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(5)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6)	The voting shares of a company constitute one class unless divided into separate classes.

(7)	Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Pharmaxis Ltd

ABN

75 082 811 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted Employee Options over Pharmaxis Ltd ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	335,000

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 1

Appendix 3B

New issue announcement

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

As advised to the ASX on 5 August 2005, option issued to directors subsequent to approval of shareholders at the Company’s annual general meeting on 15 November 2005:

Exercise Price: $1.79

Expiry: 4th August 2015

		Vesting:	30 June 2006: 83,750 30 June 2007: 83,750 30 June 2008: 83,750 30 June 2009: 83,750

Issued to two executive directors, and three independent directors in accordance with the Pharmaxis Employee Option Plan. Vesting of options (other than 80,000 options issued to independent directors) is subject to the annual achievement of certain individual performance milestones.

+ See chapter 19 for defined terms.

Appendix 3B Page 2	1/1/2003

Appendix 3B

New issue announcement

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

No. Shares issued upon exercise will rank equally with existing ordinary shares.

5	Issue price or consideration	Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued to two executive directors, and three independent directors in accordance with the Pharmaxis Employee Option Plan. This is the first issue of options to all directors of the company since May 2003. Previous option issues since May 2003 were to new employees and/or directors.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 November 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	174,398,092	Ordinary fully paid shares

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 3

Appendix 3B

New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	2,620,000	Options expiring on various dates with an exercise price of $0.125 (ASX Code PXSAM)

		6,916,000	Options expiring on various dates with an exercise price of $0.3125 (ASX Code PXSAO)

		500,000	Options expiring 30 November 2013 with an exercise price of $0.376 (ASX Code PXSAQ)

		30,000	Options expiring 24 March 2014 with an exercise price of $0.508 (ASX Code PXSAS)

		15,000	Options expiring 3 June 2014 with an exercise price of $0.426 (ASX Code PXSAU)

		255,000	Options expiring 1 February 2015 with an exercise price of $0.8340 (ASX Code PXSAY)

		330,000	Options expiring 11 May 2015 with an exercise price of $1.147 (ASX Code PXSAW)

		619,500	Options expiring 4 August 2015 with an exercise price of $1.79 (ASX Code PXSAZ)

		155,000	Options expiring 17 October 2015 with an exercise price of $2.772 (ASX Code PXSAA)

		335,000	Options expiring 4 August 2015 with an exercise price of $1.79

+ See chapter 19 for defined terms.

Appendix 3B Page 4	1/1/2003

Appendix 3B

New issue announcement

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 5

Appendix 3B

New issue announcement

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

Appendix 3B Page 6	1/1/2003

Appendix 3B

New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☐	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 7

Appendix 3B

New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)
		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

Appendix 3B Page 8	1/1/2003

Appendix 3B

New issue announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 9

Appendix 3B

New issue announcement

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	17 November 2005
(Company secretary)

Print name:	David McGarvey

+ See chapter 19 for defined terms.

Appendix 3B Page 10	1/1/2003

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Pharmaxis Ltd

ABN

75 082 811 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Pharmaxis Ltd ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	48,000

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of fully paid ordinary shares upon exercise of options granted under the Pharmaxis Ltd Employee Option Plan.

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 1

Appendix 3B

New issue announcement

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

		Yes

5	Issue price or consideration	$0.3125

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options under Pharmaxis Ltd Employee Option Plan

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21st November 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	174,446,092	Ordinary fully paid shares

+ See chapter 19 for defined terms.

Appendix 3B Page 2	1/1/2003

Appendix 3B

New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	2,620,000	Options expiring on various dates with an exercise price of $0.125 (ASX Code PXSAM)

		6,868,000	Options expiring on various dates with an exercise price of $0.3125 (ASX Code PXSAO)

		500,000	Options expiring 30 November 2013 with an exercise price of $0.376 (ASX Code PXSAQ)

		30,000	Options expiring 24 March 2014 with an exercise price of $0.508 (ASX Code PXSAS)

		15,000	Options expiring 3 June 2014 with an exercise price of $0.426 (ASX Code PXSAU)

		255,000	Options expiring 1 February 2015 with an exercise price of $0.8340 (ASX Code PXSAY)

		330,000	Options expiring 11 May 2015 with an exercise price of $1.147 (ASX Code PXSAW)

		619,500	Options expiring 4 August 2015 with an exercise price of $1.79 (ASX Code PXSAZ)

		155,000	Options expiring 17 October 2015 with an exercise price of $2.772 (ASX Code PXSAA)

		335,000	Options expiring 4 August 2015 with an exercise price of $1.79

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 3

Appendix 3B

New issue announcement

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

Appendix 3B Page 4	1/1/2003

Appendix 3B

New issue announcement

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 5

Appendix 3B

New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Appendix 3B Page 6	1/1/2003

Appendix 3B

New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)
		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 7

Appendix 3B

New issue announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

Appendix 3B Page 8	1/1/2003

Appendix 3B

New issue announcement

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	17 November 2005
(Company secretary)

Print name:	David McGarvey

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date:	November 17, 2005	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer